July 7, 2006

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0305

RE:	Franklin Covey Co. (the Company)
Form 10-K for the year ended August 31, 2005
File No. 1-11107
Response to Commission Letter Dated June 26, 2006

Dear Ms. Cvrkel:

This letter is written in response to the Staff's review of the Company’s Form 10-K for the year ended August 31, 2005 as outlined in the Commission’s letter dated June 26, 2006. As requested, the Company is providing the following supplemental information and responses regarding our financial statements and disclosures contained in our Form 10-K for the fiscal year ended August 31, 2005. The Company’s third fiscal quarter ended on May 27, 2005 and the Company incorporated revisions and additional disclosures as requested by this comment letter in its quarterly report on Form 10-Q, as appropriate, which is due to be filed with the Commission on July 11, 2006.

Management’s Discussion and Analysis

Liquidity and Capital Resources

1.
In future filings, please disclose the anticipated amount of capital expenditures for the following fiscal year in your liquidity and capital resources section of MD&A. See Item 303(a)(2) of Regulation S-K.

Response: The Company will include disclosure of anticipated capital expenditures in its future filings as requested and in compliance with Item 303(a)(2) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss)

2.
We note from your disclosure in your MD&A section that the income tax benefit for fiscal 2005 resulted primarily from the reversal of accruals related to the resolution of certain tax matters. Please explain to us your accounting policy for recording income tax reserves. Tell us the nature of the facts and circumstances surrounding the reversal of the accruals and why you determined it was appropriate to reverse the accruals in fiscal 2005.

Response: The Company regularly evaluates United States federal and various state and foreign jurisdiction income tax exposures. The tax benefits of tax exposure items are not recognized in the provision for income taxes unless it is probable that the benefits will be sustained, without regard to the likelihood of tax examination. A tax exposure reserve represents the difference between the recognition of benefits related to exposure items for income tax reporting purposes and financial reporting purposes. The tax exposure reserve is classified as a component of the current income taxes payable account. The Company adds interest and penalties, if applicable, each period to the reserve which is recorded as a component of the overall income tax provision.

The Company recognizes the benefits of the tax exposure items in the financial statements, that is, the reserve is reversed, when it becomes probable that the tax position will be sustained. To assess the probability of sustaining a tax position, the Company considers all available positive evidence. In many instances, sufficient positive evidence will not be available until the expiration of the statute of limitations for Internal Revenue Service audits, at which time the entire benefit will be recognized as a discrete item in the applicable period.

During fiscal 2005, the Company reversed a portion of its income tax reserves during its 3rd fiscal quarter, primarily due to the expiration of the applicable statute of limitations.

3.	We note your presentation of the gain from the sale of an equity investment as part of income from operations. In future filings, please present this gain as non-operating income.

Response: The Company will reclassify the gain on the disposal of our investment in an unconsolidated subsidiary to non-operating income as requested beginning with our report on Form 10-Q for the quarter ended May 27, 2006. The Company recorded the gain from the sale of the unconsolidated subsidiary in operating income since the amount was considered a recovery of the previously impaired investment that was recorded as an operating expense.

Notes to the Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

4.
We note from your disclosure in MD&A that you recognize royalty income from distributors. Please tell us, and disclose in the notes to the financial statements in future filings, your accounting policy for recognizing royalty income. Also, please tell us the amount of royalty income that was recorded during fiscal 2004 and fiscal 2005.

Response: The Company’s international strategy includes the use of licensees in countries where the Company does not have a directly-owned operation. Licensee companies are unrelated entities that have been granted a license to translate the Company’s content and curriculum, adapt the content and curriculum to the local culture, and sell the Company’s training seminars and products in a specific country or region. Licensees are required to pay royalties to the Company based upon a percentage of the licensee’s sales. The Company recognizes royalty income each period based upon the sales information reported to the Company from the licensee. Royalty revenues totaled $5.2 million in fiscal 2005 and $4.3 million in fiscal 2004. We will revise future filings to disclose the policy for recognizing royalty income from licensees in the notes to the financial statements.

Note 4. Property and Equipment

5.
We note from your footnote that the difference between the carrying value of the financial obligation and the present value of the future minimum financing obligation payments represent the carrying value of the land sold in the transaction, which is not depreciated and at the conclusion of the master lease agreement, the Company intends to write-off the remaining financing obligation and carrying value of the land. Please tell us how you considered the guidance under paragraph 26 of SFAS No. 13 in determining the accounting treatment of the land and explain why you believe writing off the land is appropriate. Please provide us with the accounting guidance that supports your accounting treatment.

Response: On June 21, 2005 the Company completed the sale of its corporate headquarters facility located in Salt Lake City, Utah to an unrelated firm. In connection with the transaction, the Company entered into a 20-year master lease agreement with the purchaser. Because of the sale and leaseback nature of the transaction and the inclusion of real estate, the Company primarily followed the guidance found in SFAS No. 98, Accounting for Leases to account for the sale and leaseback of its corporate campus.

Based upon this guidance, the Company determined that the sale-leaseback transaction did not qualify as a “normal leaseback” as defined in paragraph 8 of SFAS No. 98 because the Company is subleasing more than a minor portion of the leased back property. According to paragraph 8 of SFAS No. 98, if the present value of a reasonable amount of rental for that portion of the leaseback that is subleased is not more than 10 percent of the fair value of the asset sold, the leased back property under sublease is considered minor. The Company is subleasing approximately 37 percent of the corporate campus that was sold and leased back and the sublease activity did not qualify as minor as defined by SFAS No. 98.

As a result of this determination and other characteristics of the transaction, the Company accounted for the sale and corresponding leaseback transaction as a financing arrangement based upon the guidance found in paragraphs 34 and 35 of SFAS No. 98 Appendix A. According to paragraph 34 of Appendix A, “the seller-lessee reports the sales proceeds as a liability, continues to report the real estate or real estate and equipment as an asset, and continues to depreciate the property.” The Company believes that under the terms of a financing arrangement, the remaining asset and remaining lease obligation at the end of the master lease agreement should net to zero so there is no gain or loss to the Company at the end of the master lease agreement.

The absence of significant definitive authoritative literature on financing arrangements produces some uncertainty regarding the depreciation of existing fixed assets since the concept of a financing arrangement seems to preclude the Company from recognizing a gain or loss from the transaction, unless the conditions for sale accounting are subsequently met (e.g. the Company ceases to sublease more than a minor portion of the property). While paragraph 34 of Appendix A prescribes that the Company should continue to report the real estate and buildings sold as assets (representative of an ongoing ownership interest in the assets), the underlying facts and circumstances of the transaction indicate that the Company does not have any remaining ownership interest, especially in the absence of ongoing continuing involvement in the property, such as a guaranteed return to the buyer-lessor. Accordingly, the Company believes that the ending salvage value of the buildings and improvements and land should be equal to the carrying value of the land (which does not depreciate) at the end of the master lease agreement. This treatment is consistent with the economic substance of the transaction (i.e. the buildings, improvements, and land do not belong to the Company and will not have any fair value to the Company at the end of the lease term) and that accounting for the sold buildings with a residual salvage value as though the Company owned them is inaccurate. The Company also believes that depreciating the buildings and improvements to a zero basis at the end of the lease term results in less distortion to the financial statements as the lease obligation will decline more closely to the actual underlying obligation to buyer-lessor. Due to the lack of continuing involvement, the Company believes that zero salvage value is also more indicative of the actual value to the Company at the end of the master lease agreement and is representative of the economic substance of the transaction.

Due to the nature of the sale-leaseback transaction as described above, the Company believes that the guidance found in SFAS No. 98 is more relevant to the transaction than the guidance found in SFAS No. 13 paragraph 26 given that the transaction did not initially meet the criteria to be accounted for as a sale transaction. The Company believes that it is inconsistent with SFAS No. 98 to break out the land from the building given that the master lease is not considered a lease for accounting purposes and is accounted for as a financing obligation.

Note 11. Management Common Stock Loan Program

6.
We note from your disclosure that based upon the changes made to the terms of the management common stock loan program, you currently account for the loans as variable stock option arrangements. Please explain to us how you consider the shares outstanding under the management loans in calculating basic and diluted earnings per share.

Response: During fiscal 2000, certain of the Company’s management personnel borrowed funds from an external lender, on a full-recourse basis, to acquire shares of the Company’s common stock. These shares were issued to management stock loan participants and were considered owned (entitled to voting rights, common dividends, etc.) and outstanding the same as other shares of outstanding common stock. Following the issuance of common stock to management loan participants, the shares were included in outstanding shares for purposes of calculating basic earnings per share (EPS).

As a result of the May 2004 modifications to the management stock loans, which are disclosed in the Form 10-K for the year ended August 31, 2005, the loans were determined to be non-recourse stock compensation instruments based upon guidance found in EITF Issue 00-23 and EITF Issue 95-16. The Company believes that the change in accounting from full-recourse notes receivable to non-recourse stock option arrangements represented a recharacterization of the compensation model and not a change in the nature of the outstanding shares associated with the management common stock loans. Therefore, the outstanding shares held by management common stock loan participants continue to be included in the denominator for purposes of calculating basic and diluted EPS.

7.
We note that you currently account for your management stock loans as variable stock arrangements, and under the adoption of SFAS No. 123R you will only recognize additional compensation expense if the Company takes action on the loans that in effect constitutes a modification of an option. Please explain to us why it appears that your management common stock loans will not be marked to market at the end of each reporting period upon adoption of SFAS No. 123R. Please tell us why you believe your accounting treatment is appropriate and provide us with the accounting guidance that supports your treatment. We may have further comment upon receipt of your response.

Response: As a result of modifications made to the terms of management stock loans in May 2004, the Company determined that the management stock loans should be accounted for as non-recourse loans. Pursuant to footnote 2 of APB 25 and EITF 95-16, the combination of the non-recourse loans and the underlying shares issued are in-substance stock options. Under EITF 95-16 the in-substance stock options were accounted for as variable stock option agreements, which would have required the Company to record additional compensation expense if the per share fair value of the Company’s common stock increased to an amount exceeding the per share value of the outstanding loan balance plus accrued interest.

Under the new guidelines of SFAS No. 123R, share-based awards may be classified as either liability awards or equity awards. The fair value of liability awards must be remeasured at the end of each reporting period through settlement, while the fair value of equity awards is fixed at the grant date. The Company believes that the management common stock loans are fully vested equity-classified instruments, and not liability-classified awards that would be marked to market at the end of each reporting period.

In making this determination, the Company considered the criteria for classifying awards as liabilities, which are found in paragraphs 29 through 35 of SFAS No. 123R. These paragraphs also make specific reference to paragraphs 8 through 14 of SFAS No. 150. Based upon the guidance in these sources, the Company considered the following factors in its determination of whether the management common stock loans should be classified as equity awards or liability awards.

1.
Repurchase Features - Paragraph 31 of SFAS 123R addresses awards that provide a conditional obligation to transfer assets; for example, shares that give the employee the right to require the Company to repurchase them for cash equal to their fair value (puttable award). The management stock loans contain no such put or call provisions that require a cash transfer or other asset transfer to repurchase the shares.

Options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. There are no circumstances that would require the Company to settle the management stock loans with a cash payment to the participants (paragraph 32 of SFAS 123R) and the underlying shares are classified as equity.

2.
Awards with Conditions Other than Market, Performance, or Service Conditions - If an equity award contains an additional award factor that is not based upon a market, performance, or service condition, the equity award should be classified as a liability (paragraph 33). The management stock loans are fully vested to the participants, the number of shares is fixed, and the loans do not contain additional award or vesting conditions.

3.
Evaluation of Management Common Stock Loan Terms in Determining Whether it Qualifies as a Liability - Paragraph 34 of SFAS No. 123R directs that the accounting for a share-based award shall reflect the substantive terms of the award and any related arrangement and indicates that the written terms of the award provide the best evidence of the nature of the award. If a company’s past practice has been to settle share based awards with cash payouts, or if the choice of cash payment rests with the loan participant, then the award can be determined to be a liability. The management stock loan program does not have any terms that would indicate that the award has any characteristics of a liability to the Company.

4.
Broker Assisted Cashless Exercises and Minimum Statutory Withholding Requirements - According to paragraph 35 of SFAS No. 123R, a provision that permits employees to effect a broker-assisted cashless exercise of part or all of an award of shares through a broker does not result in liability classification for instruments that otherwise would be classified as equity if certain criteria exist. The Company does not believe that this condition is applicable to the management common stock loan program.

5.
Certain Obligations to Issue a Variable Number of Shares - SFAS No. 150 paragraph 12 states that a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on certain criteria. The shares have already been issued to loan program participants and there is no variability in the number shares to be issued or a requirement for the Company to issue additional shares to loan program participants.

Based upon the foregoing guidance in SFAS No. 123R and SFAS No. 150, the Company believes that the in-substance stock options defined by the combination of the management common stock loans and the underlying shares qualify as equity-classified instruments and that additional compensation expense will only be recognized if the Company takes action that constitutes a modification which increases the fair value of the option arrangements.

Other

Management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that it is the position of the Staff that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States in connection with the Company’s response to the Commission’s comments.

The Company believes that the supplemental information presented above is fully responsive to the Staff’s comments on our annual report on Form 10-K for the fiscal year ended August 31, 2005. Please contact me with any further questions that you may have regarding these matters.

Sincerely,
/s/ STEPHEN D. YOUNG

Stephen D. Young Chief Financial Officer